UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 9, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

JetBlue Airways Corporation

File No. 000-49728 - CF#35843

_____

JetBlue Airways Corporation submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q and Forms 10-K filed between February 21, 2008 and February 17, 2016.

Based on representations by JetBlue Airways Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.3(n)	10-K	February 21, 2008	through March 31, 2019
10.17(d)	10-K	February 21, 2008	through July 31, 2022
10.18(d)	10-K	February 21, 2008	through December 31, 2023
10.2	10-Q	July 25, 2008	through March 31, 2019
10.3	10-Q	July 25, 2008	through March 31, 2019
10.1	10-Q	October 24, 2008	through July 31, 2022
10.2	10-Q	October 24, 2008	through December 31, 2023
10.3	10-Q	October 24, 2008	through December 31, 2023
10.3(q)	10-Q	April 29, 2009	through March 31, 2019
10.17(f)	10-Q	April 29, 2009	through July 31, 2022
10.18(g)	10-Q	April 29, 2009	through December 31, 2023
10.17(g)	10-K	February 5, 2010	through July 31, 2022
10.18(h)	10-K	February 5, 2010	through December 31, 2023
10.17(h)	10-Q	May 3, 2010	through July 31, 2022
10.18(i)	10-Q	May 3, 2010	through December 31, 2023
10.17(i)	10-Q	July 27, 2010	through July 31, 2022
10.17(j)	10-Q	October 26, 2010	through July 31, 2022
10.30	10-Q	October 26, 2010	through June 30, 2023
10.32	10-Q	August 3, 2011	through December 31, 2024
10.32(a)	10-Q	November 2, 2011	through December 31, 2024

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.17(k)	10-K	February 28, 2012	through July 31, 2022
10.17(l)	10-K	February 28, 2012	through July 31, 2022
10.33	10-K	February 28, 2012	through December 31, 2024
10.17(m)	10-Q	November 1, 2012	through July 31, 2022
10.3(ab)	10-K	February 21, 2013	through March 31, 2019
10.17(n)	10-K	February 21, 2013	through July 31, 2022
10.17(o)	10-K	February 21, 2013	through July 31, 2022
10.33(a)	10-K	February 21, 2013	through December 31, 2024
10.3	10-Q	August 7, 2013	through January 22, 2026
10.17(p)	10-Q	August 7, 2013	through July 31, 2022
10.17(q)	10-Q	August 7, 2013	through July 31, 2022
10.17(r)	10-Q	August 7, 2013	through July 31, 2022
10.33(b)	10-K	February 19, 2014	through December 31, 2024
10.3(ac)	10-K	February 12, 2015	through March 31, 2019
10.3(ad)	10-K	February 12, 2015	through March 31, 2019
10.38(a)	10-K	February 12, 2015	through January 22, 2026
10.3(ae)	10-K	February 17, 2016	through March 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary